

PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

03 JUN 19 AM 7:21

No.03/DIR/899

File Number :
82-34694

Jakarta, June 12, 2003

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA


03022909

SUPPL

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Result of Right Issue II	June 9, 2003
2	Total Number of Unlisted Shares of PT Bank Buana Indonesia Tbk.	June 10, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

6/24

2. Mrs .....



PT BANK BUANA INDONESIA Tbk.

KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

Continued Letter No. 03/DIR/899 dated June 12, 2003

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Pardi Kendy　　　　Safrullah Hadi Saleh

No.03/DIR/819

Jakarta, June 9, 2003

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Re: Result of Right Issue II

Dear Sir/Madam,

With reference to the approval letter from of Jakarta Stock Exchange on additional listed shares, we would like to inform you that total of 744,494,202 shares offered through Right Issue II has been fully subscribed by Shareholders of PT Bank Buana Indonesia Tbk.

In line with the applied schedule of Right Issue, on June 3, 2003 the Administration Bureau, PT Sirca Datapro Perdana has completed the allotment of shares subscription with the breakdown as follows:

1. Maximum total shares offered is 744, 494,203 shares
2. Total Subscription is 744,031,936 shares
3. Total unsubscribed Rights is 462,266 shares
4. Total additional shares subscription is 2,155,478 shares
5. Total Rights and additional Rights subscription are 746,187,414 shares.
6. Excess subscription is 1,693,212 shares

Please be informed accordingly,

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh Pardi Kendy

No.03/DIR/891

Jakarta, June 10, 2003

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta
Jl. Jend. Sudirman Kav. 52-53
Jakarta 12190

Re: Total Number of Unlisted Shares of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

To continue our letter No.03/DIR/819 dated June 9, 2003 on result of Right Issue II and in line with the Government's Regulation No. 29 year of 1999 ("PP No. 29") on Bank's Share as an implementation of Rule No. 10 year of 1998 on Amendment on Banking Rule No. 7 year of 1992, we would like to inform you total number of unlisted shares of PT Bank Buana Indonesia Tbk. as follows:

Information	Total Shares	Nominal (Rp)	%
Authorized Share Capital	7,200,000,000	1,800,000,000,000	
Issued and Paid-up Share Capital	3,722,471,012	930,617,753,000	100,00
Listed Shares	3,685,246,300	921,311,575,000	99,00
Un-listed Shares	37,224,712	9,306,178,000	1,00
Un-issued Shares	3,477,528,988	869,382,247,000	

The above un-listed shares belong to PT Sari Dasa Karsa, major Shareholder of PT Bank Buana Indonesia Tbk.

Please be informed accordingly,

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad   Safrullah Hadi Saleh